SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Fidelity National Financial, Inc.
(Name of Issuer)

FNFV Group Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R402
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620R402	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,118,805
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,118,805
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,118,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 31620R402	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,385,393
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,385,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,385,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 31620R402	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,118,805
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,118,805
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,118,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 31620R402	13G/A	Page 5 of 9 Pages

Item 1(a).	Name of Issuer

The name of the issuer is Fidelity National Financial, Inc. (the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices

The Company's principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204.

Item 2.	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital");

(ii) Eminence GP, LLC, a Delaware limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to shares of FNFV Group Common Stock (as defined in Item 2(d) below) held for the accounts of:

Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Partners Leveraged, L.P., a Delaware limited partnership ("Eminence Leveraged"); Eminence Eaglewood Master, L.P., a Delaware limited partnership ("Eminence Eaglewood"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore Master Fund"), a Cayman Islands company, and Eminence Fund Long, Ltd. ("Eminence Offshore Long"), a Cayman Islands company. The Partnerships, Eminence Offshore Master Fund and Eminence Offshore Long are collectively referred to as the "Eminence Funds".

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of FNFV Group Common Stock directly owned by the Eminence Funds. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of FNFV Group Common Stock directly owned by the Partnerships and Eminence Offshore Master Fund and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and Eminence Offshore Master Fund.

CUSIP No. 31620R402	13G/A	Page 6 of 9 Pages

Mr. Sandler is the Chief Executive Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of FNFV Group Common Stock directly owned by the Eminence Funds, as applicable.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of FNFV Group Common Stock reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).	Citizenship

(i) Eminence Capital, a Delaware limited partnership;

(ii) Eminence GP, a Delaware limited liability company; and

(iii) Mr. Sandler is a United States citizen.

Item 2(d).	Title of Class of Securities

FNFV Group Common Stock, $0.0001 par value (the "FNFV Group Common Stock").

Item 2(e).	CUSIP Number

31620R402

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 31620R402	13G/A	Page 7 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

A. Eminence Capital, LP
	(a)	Amount beneficially owned: 6,118,805
	(b)	Percent of class: 9.2%. The percentages used herein and in the rest of Item 4 are calculated based upon 66,606,822 shares of FNFV Group Common Stock outstanding as of October 31, 2016, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 3, 2016.
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 6,118,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 6,118,805

B. Eminence GP, LLC
(a)	Amount beneficially owned: 5,385,393
(b)	Percent of class: 8.1%
(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,385,393
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,385,393

C. Ricky C. Sandler
(a)	Amount beneficially owned: 6,118,805
(b)	Percent of class: 9.2%
(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 6,118,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 6,118,805

CUSIP No. 31620R402	13G/A	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 31620R402	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2017

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC,
the General Partner of Eminence Capital, LP;
and as Managing Member of Eminence GP, LLC